UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the
fiscal year ended December 31, 2004

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-15449

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

The Stewart Enterprises
Employees’ Retirement Trust
(A Profit Sharing Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, LA 70121

STEWART ENTERPRISES
EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)

December 31, 2004

Audits of Financial Statements

December 31, 2004
and
December 31, 2003

C O N T E N T S

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosures under ERISA have been omitted because they are not applicable.

Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Stewart Enterprises Employees’ Retirement Trust
(A Profit Sharing Plan)

Report of Independent Registered Public Accounting Firm

     We have audited the accompanying statement of net assets available for benefits of STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT SHARING PLAN) (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT SHARING PLAN) as of December 31, 2004, and the changes in its financial status for the year then ended, in conformity with U.S. generally accepted accounting principles.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig Hand
A Professional Accounting Corporation

Metairie, Louisiana
June 21, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Stewart Enterprises Employees’ Retirement Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Stewart Enterprises Employees’ Retirement Trust (a profit-sharing plan) (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
August 5, 2004

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
INVESTMENTS, AT FAIR VALUE
Cash Equivalents	$8,012,451	$8,079,502
Mutual Funds — Fixed Income	18,998,650	19,547,893
Mutual Funds — Equity	21,288,971	19,663,195
Mutual Funds — Mixed	12,166,429	10,636,248
Stewart Enterprises Company Stock Fund	10,297,414	10,414,203
Participant Loans, at Contract Value	2,131,922	2,322,558

Total Investments, at Fair Value	72,895,837	70,663,599

RECEIVABLES
Employer Contributions	929,907	599,880
Participant Contributions	86,682	46,372

Total Receivables	1,016,589	646,252

TOTAL ASSETS	73,912,426	71,309,851

LIABILITIES
Excess Employer Contributions	—	98,433

TOTAL LIABILITIES	—	98,433

NET ASSETS AVAILABLE FOR BENEFITS	$73,912,426	$71,211,418

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For The Years Ended
	December 31,
	2004	2003
ADDITIONS
Additions to Net Assets Attributed to:
Net Appreciation in Fair Value of Investments	$6,427,465	$8,380,286
Interest and Dividends	1,447,981	1,365,569

Total	7,875,446	9,745,855

CONTRIBUTIONS
Employer	2,184,098	2,070,079
Participant	4,405,820	4,368,868
Rollovers	103,150	135,446

Total	6,693,068	6,574,393

Total Additions	14,568,514	16,320,248

DEDUCTIONS
Benefits and Withdrawals Paid to Participants	11,799,623	6,660,494
Loan Fees	26,071	29,054

Total Deductions	11,825,694	6,689,548

NET INCREASE PRIOR TO NET TRANSFERS TO OTHER PLAN	2,742,820	9,630,700

TRANSFERS TO OTHER PLAN, NET	(41,812)	(2,063,684)

NET INCREASE	2,701,008	7,567,016

NET ASSETS AVAILABLE FOR BENEFITS — BEGINNING OF YEAR	71,211,418	63,644,402

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$73,912,426	$71,211,418

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS

NOTE A

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF PLAN

     PLAN DESCRIPTION

     The following description of the STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT SHARING PLAN) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

     GENERAL

     The Plan, which is a defined contribution plan under the Internal Revenue Code, was established by Stewart Enterprises, Inc. (the Company), the Plan sponsor, for the benefit of its employees. The Plan became effective January 1, 1981. Individuals employed by the Company or certain of its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service.

     PLAN ADMINISTRATION

     The administration of the Plan is the responsibility of the Company. The Company has designated the Administrative and Investment Committee as Plan Administrator. Administrative expenses incurred by the plan are paid by the Plan unless paid directly by the Company. The responsibility for the investment, reinvestment, control and disbursement of the funds rests with Reliance Trust Company (Trustee) and Massachusetts Financial Services (Agent) acting as the agent of the Trustee and record keeper to the Plan, respectively.

     CONTRIBUTIONS

     Effective January 1, 2003, eligible employees may contribute 100% of compensation to the Plan on a before or after-tax basis. Pre-tax contributions are limited by the Internal Revenue Code (IRC) to $13,000 in 2004 and $12,000 in 2003. The Plan does not allow Highly Compensated Employees (as defined in the IRC) to contribute more than 6% of their compensation to the Plan. Eligible employees who attain age 50 before the end of the plan year are eligible to make “catch-up” contributions to the Plan not exceeding $3,000 in 2004 and $2,000 in 2003. For the years ended December 31, 2004 and 2003, the annual compensation of each participant taken into account in determining allocations for any Plan year shall not exceed $205,000 and $200,000, respectively, as adjusted for cost-of-living increases. Employee contributions of up to 5 percent of earnings are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed. Eligible employees may contribute to the Plan each pay period through payroll deductions.

     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, the Stewart Enterprises Company Stock Fund and two money market funds as investment options for participants.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS

NOTE A

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF PLAN (Continued)

     CONTRIBUTIONS (Continued)

     The Plan experienced two operational errors affecting the amount of Company matching contributions received for the plan year ended December 31, 2003. The measurement period to determine Company matching contributions is defined as the calendar year coinciding with the Plan year. Administratively, the Company matching contribution is allocated to participant accounts on a monthly basis. This requires a monthly adjustment of Company matching contributions as participant contribution percentages increase or decrease. Additionally, an annual adjustment is performed to re-establish the annual measurement period considering changes in compensation and contribution rates during the year.

     During the February 2003 monthly allocation, an administrative oversight occurred, in which the monthly Company match allocation failed to consider employee contributions from the previous month. This resulted in the amount of required Company matching contributions being overstated and over contributed to participant accounts in subsequent months. The total over contribution for the year amounted to $98,433. This amount is reflected as a liability to the Plan to recoup amounts contributed to participants in excess of what they were entitled.

     Additionally, the annual adjustment to re-establish the annual measurement period was not performed, resulting in the under contribution of $8,716 to various participants. The additional contributions are reflected as additional employer contributions receivable.

     Both the errors described above have been assessed and were assigned for correction by acceptable procedures as prescribed in the IRS Employee Plans Compliance Resolution System at the time of the financial statements release.

     The Company’s discretionary contribution to the Plan is determined each year by the Administrative and Investment Committee and submitted to the Chief Executive Officer for approval. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant’s Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If an employee terminates and is not vested, the account is forfeited and reallocated to participants who are entitled to receive an allocation of discretionary employer contributions for the year. It will be allocated to those participants in the same manner as discretionary employer contributions. The Company contributed $1,502,322 and $1,587,064 in matching contributions to the Plan in 2004 and 2003, respectively. Additionally, the Company made $681,776 and $483,015 of discretionary contributions in 2004 and 2003, respectively.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS

NOTE A

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF PLAN (Continued)

     PARTICIPANT ACCOUNTS

     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution and discretionary contributions, (b) Plan earnings or losses, and (c) forfeitures of terminated participants’ non-vested matching and discretionary accounts and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant’s vested account.

     VESTING

     Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, with participants becoming 100% vested after three years of credited service.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 6.00% to 11.50% per year, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. The term of the loans can range from a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.

     BENEFIT PAYMENTS

     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

     FORFEITED ACCOUNTS

     At December 31, 2003, forfeited non-vested accounts totaled $166,430. These accounts will be allocated to the participants in the same manner as the Company’s discretionary contribution. The amount of unallocated forfeitures as of December 31, 2003 was approximately $645,000.

     The Plan was amended effective January 1, 2004 such that forfeitures will no longer be allocated to participants, but instead will be used to offset Company contributions or administrative expenses of the Plan. At December 31, 2004, forfeited non-vested accounts totaled $197,343.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS

NOTE B

     SUMMARY OF ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.

     The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan’s mutual fund investments are stated at fair value. Quoted market prices are used to determine fair value. Cash equivalents consist of money market funds at market value. The Plan’s investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     RISK AND UNCERTAINTIES

     The Plan invests in a combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS

NOTE C

     INVESTMENTS

     Information relative to investments at December 31, 2004 and 2003 is as follows:

	December 31,
	2004	2003
Cash Equivalents
*MFS Fixed Fund – Institutional Series	$7,707,403	$8,079,502
MFS Money Market Fund	305,048	—

	8,012,451	8,079,502

Mutual Funds – Fixed Income
*MFS Bond Fund	10,645,509	11,427,968
*Legg Mason Value Trust Fund	8,353,141	8,119,925

	18,998,650	19,547,893

Mutual Funds – Equity
*Massachusetts Investors Trust	9,240,803	9,549,310
MFS New Discovery Fund	1,167,606	1,096,595
MFS Emerging Growth Fund	3,093,473	3,014,933
Legg Mason Special Investment Fund	2,137,949	1,820,987
MFS Global Equity Fund	3,434,307	2,631,902
MFS Core Growth Fund	322,794	273,684
Legg Mason Opportunity Trust	1,287,920	1,192,975
Royce Total Return Trust	604,119	82,809

	21,288,971	19,663,195

Mutual Funds – Mixed
*MFS Asset Allocation Option – Growth	4,800,553	4,338,144
*MFS Asset Allocation Option – Moderate	5,385,612	4,852,270
MFS Asset Allocation Option – Conservative	1,980,264	1,445,834

	12,166,429	10,636,248

*Stewart Enterprises Company Stock Fund**	10,297,414	10,414,203

Participant Loans	2,131,922	2,322,558

	$72,895,837	$70,663,599

*	Denotes investment exceeding 5% of the net assets available for benefits.

**	A portion of this fund included $410,814 and $414,892 of uninvested cash at December 31, 2004 and 2003, respectively (see Note D).

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS

NOTE C

     INVESTMENTS (Continued)

     During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value as follows:

	December 31,
	2004	2003
Mutual Funds	$4,166,283	$8,704,646
Stewart Enterprises Company Stock Fund	2,261,182	(324,360)

Net Appreciation in Investments	$6,427,465	$8,380,286

NOTE D

     STEWART ENTERPRISES COMPANY STOCK FUND (THE FUND)

     The Fund is a blend of Stewart Enterprises, Inc. Class A Common Stock and cash, and is not a mutual fund. Participants are allowed to direct their contributions as well as employer matching contributions to the Fund. All contributions, including profit sharing contributions, are participant directed. The value of the individual units is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.

     Information about the net assets and the significant components of the changes in net assets relating to the Fund is as follows:

	December 31,
	2004	2003
Net Assets Stewart Enterprises Company Stock Fund (Including uninvested cash of $410,814 and $414,892 at December 31, 2004 and 2003)	$10,297,414	$10,414,203

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS

NOTE D

     STEWART ENTERPRISES COMPANY STOCK FUND (THE FUND) (Continued)

	December 31,
	2004	2003
Changes in Net Assets
Employer Contributions	$54,989	$1,494,251
Participant Contributions	134,202	131,207
Net Appreciation (Depreciation)	2,261,182	(324,360)
Benefits and Withdrawals Paid to Participants	(1,699,239)	(922,253)
Net Transfers to Other Plans	(9,022)	(277,617)
Transfers to Other Participant Directed Investments	(857,867)	(576,496)
Other	(1,034)	(6,048)

	$(116,789)	$(481,316)

NOTE E

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.

NOTE F

     SPIN-OFF OF PUERTO RICO ASSETS

     Effective January 1, 2003, the Plan is no longer being offered to the Company’s Puerto Rico employees. The Plan spun-off to the Stewart Enterprises Puerto Rico Employees’ Retirement Trust (SEPRERT) all the assets and liabilities of the Plan associated with the account balances maintained by the Plan for those employees. The net amount transferred to the SEPRERT during 2004 and 2003 was $41,812 and $2,059,345, respectively, which is included in the Transfer to Other Plan on the Statements of Changes in Net Asset Available for Benefits.

NOTE G

     TAX STATUS

     The Plan obtained its latest determination letter on October 26, 2000, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS

NOTE H

RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by the Agent. The Agent is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA. Any transactions involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the provision of the party-in-interest transactions under ERISA.

     Participants may elect to invest in the common stock of the Company, the sponsor of the Plan. In 2004, the Plan sold 345,871 shares of Company common stock with a market value of $2,371,465. In 2003, the Plan sold 373,127 shares of Company common stock with a market value of $2,036,866. Realized gains (losses), net, related to the sale of Company stock by the Plan were $406,918 and $(524,088) for the years ended December 31, 2004 and 2003, respectively, which is included in the net appreciation (depreciation) line of the changes in net assets section of Note D. Unrealized gains (losses), net, related to the Company stock held by the Plan were $1,854,264 and $199,728 for the years ended December 31, 2004 and 2003, respectively.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
SCHEDULE I
SUPPLEMENTAL SCHEDULE — EIN 72-0693290 PLAN 001
SCHEDULE H LINE 4(i) — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
December 31, 2004

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issuer	Description of Investment	Cost	Value

*	MFS Fixed Fund - Institutional Series	Money Market	7,696,908	$7,707,403
*	MFS Money Market Fund	Money Market	304,965	305,048

				8,012,451

*	MFS Bond Fund	Mutual Fund - Fixed Income	10,193,371	10,645,509
	Legg Mason Value Trust Fund	Mutual Fund - Fixed Income	6,394,528	8,353,141

				18,998,650

*	Massachusetts Investors Trust	Mutual Fund - Equity	8,589,869	9,240,803
*	MFS New Discovery Fund	Mutual Fund - Equity	1,018,785	1,167,606
*	MFS Emerging Growth Fund	Mutual Fund - Equity	2,783,723	3,093,473
	Legg Mason Special Investment Fund	Mutual Fund - Equity	1,692,966	2,137,949
*	MFS Global Equity Fund	Mutual Fund - Equity	2,625,671	3,434,307
*	MFS Core Growth Fund	Mutual Fund - Equity	291,333	322,794
	Legg Mason Opportunity Trust	Mutual Fund - Equity	911,700	1,287,920
	Royce Total Return Trust	Mutual Fund - Equity	538,436	604,119

				21,288,971

*	MFS Asset Allocation Option - Growth	Mutual Fund - Mixed	3,709,823	4,800,553
*	MFS Asset Allocation Option - Moderate	Mutual Fund - Mixed	4,473,999	5,385,612
*	MFS Asset Allocation Option - Conservative	Mutual Fund - Mixed	1,790,233	1,980,264

				12,166,429

*	Stewart Enterprises Company Stock Fund	Blend of Stewart Enterprises, Inc.
	(Including $410,814 of Uninvested Cash)	Class A Common Stock and Cash	11,583,347	10,297,414
*	Participant Loans	Interest rates ranging from 6.00%
		to 11.50% and maturing from
		January 1, 2005 to January 12, 2010	—	2,131,922

	Total Assets Held			$72,895,837

* Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc.
(Administrator of the Stewart
Enterprises Employees’ Retirement Trust
(A Profit Sharing Plan))

June 29, 2005	/s/ THOMAS M. KITCHEN Thomas M. Kitchen Executive Vice President and Chief Financial Officer

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT-SHARING PLAN)

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm-2004
23.2	Consent of Independent Registered Public Accounting Firm-2003